

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 18, 2019

Alan Chan
Chief Financial Officer
Highway Holdings Limited
Suite 1801, Level 18, Landmark North
39 Lung Sum Avenue
Sheung Shui
New Territories, Hong Kong

Re: Highway Holdings Limited
Registration Statement on Form F-3
Filed March 7, 2019
File No. 333-230122

Dear Mr. Chan:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing and
Construction